

Mail Stop 4546

September 14, 2017

Lisa Nelson
President, CEO and Chairman
LBC Bioscience Inc.
11529 N. 120th Street, Suite 01
Scottsdale, AZ 85259

> **Re:** **LBC Bioscience Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 6, 2017**
> **File No. 333-217394**

Dear Ms. Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2017 letter.

Risk Factors

4. We are subject to numerous regulatory matters. . ., page 11

1.   We note your revised disclosure in response to prior comment 2. Since it appears that your products do contain cannabinoid extracts that are Schedule I controlled substances, please expand on the heading of your risk factor which states that if the DEA were to treat CBD products as Schedule 1 controlled substances, it could cause you to cease operations. In addition, please remove from your risk factor your statements mitigating the likelihood of enforcement by the DEA as such statements are not appropriate in your risk factors.

Business, page 33

2.   We acknowledge your revised disclosure in response to prior comment 5, and note your statement in your letter to us dated September 6, 2017 that you have deleted or edited all your social media postings to remove claims regarding benefits of your products. Please tell us whether you have also changed the packaging and/or labeling for your applicable products such that they no longer make any claims regarding benefits of your products. For example, we note that you had previously shown on your Facebook page a product labeled as "CBD hemp pain relief." Please tell us whether this product has been re-labeled so that it does not reference any benefit, and whether similar changes have been made for any other products that had labels describing benefits.

3.   We note your revised disclosure in response to the first bullet point of prior comment 5; however, you continue to refer to the products in the second paragraph on page 34 as "supplements." Please revise to avoid referring to any CBD products as supplements, which implies that these products supplement diet or nutrition.

Exhibit 23.1; Consent of Independent Registered Accounting Firm

4.   Please have your auditors provide a currently dated consent in your next amendment.

        You may contact Mark Brunhofer at 202-551-3638 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                Sincerely,

                                                /s/ Mary Beth Breslin for

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Frank J. Hariton